IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES UPDATE ON ADVANCED EXPLORATION PROJECT DIAMOND DRILLING RESULTS – BOTO PROJECT, SENEGAL

TORONTO, February 3, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The Company is reporting assay results from a further 16 infill diamond drill holes totaling 5,085 metres as part of a 15,824 metre program completed during the 2014 exploration program.

The assay results are provided in Table 1 and include the following highlights:
(A drill hole plan map is attached to this news release.)

Malikoundi prospect:

- **Drillhole DBDD-2218: 9 metres grading 10.5 g/t gold,**
  including 5 metres grading 17.55 g/t gold
  44 metres grading 4.46 g/t gold,
  including 6 metres grading 14.46 g/t gold
  30 metres grading 3.82 g/t gold,
  Including 4 metres grading 12.64 g/t gold

- **Drillhole DBDD-2225: 25 metres grading 2.87 g/t gold,**
  including 3 metres grading 14.44 g/t gold
  23 metres grading 3.50 g/t gold,
  including 5 metres grading 11.34 g/t gold

- **Drillhole DBDD-2226: 40 metres grading 3.24 g/t gold**
  Including 11 metres grading 8.15 g/t gold

- **Drillhole DBDD-2227: 61 metres grading 2.91 g/t gold**
-
- **Drillhole DBDD-2232: 41 metres grading 2.74 g/t gold**
  including 5 metres grading 12.42 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "We are delighted to see such strong intervals of gold mineralization exhibiting high grades over significant thickness from the core of the Malikoundi deposit. These intersections continue to confirm our confidence in the quality of this discovery and we expect they will positively impact future resource estimates."

BOTO PROJECT, SENEGAL

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border. The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (see press release dated July 29, 2013). A significant percentage of the total resources are derived from the newly discovered Malikoundi deposit which is the largest deposit discovered to date on the property. An updated resource estimate incorporating drilling results previously reported in 2014 is anticipated for inclusion in the Company's December 31st 2014 Year End Reserve and Resource statement due for release in February 2015.

Next Steps

The Company's approved 2015 exploration program for the Boto project anticipates the completion of approximately 12,000 metres of diamond drilling to complete the 50X50m infill delineation campaign initiated in 2014. The drilling campaign commenced in January with three drills rigs in operation and is expected to be completed early in the second quarter. The results will be incorporated in a further resource estimate scheduled for completion in July to support ongoing technical studies.

Technical Information and Quality Control Notes

The drilling results for the Boto Project in Senegal contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are prepared at the Veritas Preparation Laboratory in Kedougou, Senegal and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

Qualified Persons

The information in this news release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

Table 1: Boto Project Diamond Drilling Results										
Hole # (DBDD-)	UTM (WGS84_Zone29N)			Azimuth	Dip	Hole Depth	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)		(m)	(m)	(m)	(m)	(g/t Au)
2211	242300	1380600	162	90	-60	350				
2212	243650	1380000	165	90	-60	300				
2213	243800	1380000	165	90	-60	350				
2215	241250	1379000	165	90	-60	350				
2216	241931	1379650	164	115	-60	164				
2217	241730	1379210	166	115	-60	400	273	300	27	0.78
							316	345	29	1.35
							367	377	10	0.57
2218	241775	1379188	166	115	-60	365	**192**	**201**	**9**	**10.50**
includes							195	200	5	17.55
							207	**251**	**44**	**4.46**
includes							215	221	6	14.46
							268	272	4	2.08
							289	**305**	**16**	**4.82**
							315	330	15	0.68
							336	**366**	**30**	**3.82**
includes							349	353	4	12.64
2220	241866	1379146	166	115	-60	300	**108**	**148**	**40**	**2.44**
							157	192	35	1.61
							200	**213**	**13**	**3.51**
							221	226	5	2.41
							267	270	3	2.06
							276	279	3	1.93
							294	300	6	4.18
2221	241911	1379125	166	115	-60	270	60	64	4	2.31
							70	**92**	**22**	**2.70**
							113	121	8	1.15
							221	224	3	2.05
							234	240	6	3.21
							254	268	14	0.64
2225	241772	1379300	162	115	-60	390.5	187	199	12	1.54
							205	207	2	2.82
							217	**242**	**25**	**2.87**
includes							238	241	3	14.44
							282	284	2	3.31
							319	322	3	1.67
							367	**390**	**23**	**3.50**
includes							367	372	5	11.34
2226	241817	1379278	166	115	-60	355	111	121	10	0.76
							134	146	12	1.48
							159	**199**	**40**	**3.24**

Table 1: Boto Project Diamond Drilling Results

Hole # (DBDD-)	UTM (WGS84_Zone29N)			Azimuth	Dip	Hole Depth	From	To	Length	Grade
includes							**179**	**190**	**11**	**8.15**
							240	250	10	0.61
							299	317	18	0.74
							322	328	6	1.04
2227	241862	1379257	165	115	-60	300	**85**	**146**	**61**	**2.91**
includes							112	116	4	12.28
							152	161	9	1.82
							175	203	28	0.96
							252	254	2	1.90
							289	292	3	3.00
2228	241908	1379236	163	115	-60	260	**47**	**67**	**20**	**2.48**
2232	241771	1379411	166	115	-60	345	176	183	7	8.72
includes							180	182	2	15.51
							206	**247**	**41**	**2.74**
Includes							239	244	5	12.42
2233	241815	1379389	165	115	-60	310	110	114	4	1.49
							131	**151**	**20**	**2.30**
							157	160	3	1.60
							179	189	10	0.78
							197	207	10	0.53
							252	267	15	0.55
2234	241860	1379368	164	115	-60	275	61	63	2	4.07
							72	**85**	**13**	**3.36**
includes							82	84	2	17.10
							95	106	11	0.88
							112	141	29	0.70

- Drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.

- Higher grade sub-intervals are reported for intervals equal to or exceeding an 8.0 g/t gold cut-off grade and are calculated using the same parameters as described above.

- The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

- Only downhole intervals exceeding 10m are reported for drill hole intercepts grading less than 1.0 g/t gold.

- Assay results for DBDD-2222, DBDD-2223, DBDD-2224, DBDD-2229, DBDD-2230, DBDD-2231, DBDD-2235, DBDD-2236 and DBDD-2237 are pending. Assay results for DBDD-2214 were reported in a news release on October 20, 2014.



Boto Project: Malikoundi Deposit
Drillhole Location Plan

2234

2233

2232

2225

2226

2227

2217

2218

2220

2221

2222

2216

2235

2236

2237

2228

2229

2230

2231

2223

2224

N

200

Meters

> 50 g X meters

>100 g X meters

Resource pit shell

Note : Drillholes DBDD-2211, DBDD-2212, DBDD-2213 and DBDD-2215 are located outside of the map area

DAORALA

Senegal

BAMBADJI JV

Mali

BOTO

Guinea

N

Legend

Drill hole

cumulative g/t Au x meters

●	0 - 5
●	5 - 25
●	25 - 50
●	50 - 100
●	100 - 250
●	250 - 1000
●	Assay pending

241500 242000

1379500

1379000